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SEC FILE NUMBER
8-05743

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/01/2021 (MM/DD/YY) AND ENDING 11/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Quincy Cass Associates, Incorporated

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11111 Santa Monica Boulevard, Suite 1650
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Minichiello	310-473-4411	markm@quincycass.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Minichiello, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Quincy Cass Associates, Incorporated, as of 11/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

REBECCA TERRAZAS
Notary Public - California
Los Angeles County
Commission # 2394083
My Comm. Expires Feb 15, 2026

Rebecca Terrazas
Notary Public

Signature: Mark Minichiello
Title: C.E.O.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Quincy Cass Associates, Incorporated

Opinion on the Financial Statements

I have audited the accompanying consolidated statement of financial condition of Quincy Cass Associates, Incorporated as of November 30, 2022, the related consolidated statements of income, changes in stockholders' equity (deficit), subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Quincy Cass Associates, Incorporated as of November 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Quincy Cass Associates, Incorporated's management. My responsibility is to express an opinion on Quincy Cass Associates, Incorporated's consolidated financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Quincy Cass Associates, Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the consolidated financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Quincy Cass Associates, Incorporated's consolidated financial statements. The Supplemental Information is the responsibility of the Quincy Cass Associates, Incorporated's management. My audit procedures included determining whether the Supplemental Information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Quincy Cass Associates, Incorporated's auditor since 2010.

Tarzana, California

January 9, 2023

QUINCY CASS ASSOCIATES, INCORPORATED

Consolidated Statement of Financial Condition
November 30, 2022

ASSETS

Cash and cash equivalents	$	513,503
Receivable from clearing broker		32,432
Accounts receivable		172,254
Clearing deposit		50,000
Fixed assets		
net of accumulated depreciation of $104,472		7,190
Right of Use Asset		425,579
Other assets		8,892
Total assets	$	1,209,850

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	154,967
Operating Lease Liability		505,523
Commissions payable		709
Payable to clearing broker		1,995
Subordinated Borrowings (Note 5)		1,127,992
Total liabilities		1,791,186
STOCKHOLDERS' EQUITY:		
Common stock - Series A, no par value. 300 shares authorized, 100 shares issued and outstanding		100
Retained deficit		(581,436)
Total stockholders' equity		(581,336)
Total liabilities and stockholders' equity	$	1,209,850

QUINCY CASS ASSOCIATES, INCORPORATED

Consolidated Statement of Income
For the year ended November 30, 2022

INCOME:	
Management and advisory income	$ 1,033,170
Commissions	204,442
Fees earned	166,652
Interest, rebate and dividend income	15,621
PPP loan forgiveness	98,375
Other income	4,622
Total income	1,522,882
EXPENSES:	
Commissions	27,741
Clearing and advisory	69,468
Employee compensation and benefits	678,575
Legal and professional	47,353
Occupancy	168,886
Other operating expenses	320,635
Total expenses	1,312,658
INCOME BEFORE INCOME TAXES	210,224
INCOME TAX PROVISION (Note 4)	
Income tax expense	33,420
NET INCOME	$ 176,804

The accompanying notes are an integral part of these financial statements

QUINCY CASS ASSOCIATES, INCORPORATED

Consolidated Statement of Changes in Stockholders' Equity
For the year ended November 30, 2022

	Common Stock Series A	Common Stock Series B	Additional Paid-in-capital	Retained Deficit	Total Stockholders' Equity
Balance December 1, 2021	$ 1,407	$ 325,000	$ 35,530	$ 522,422	$ 884,359
Repurchase of common stock - cash	(1,402)	(325,000)	(35,530)	(12,662)	(374,594)
Repurchase of common stock - subordinated loan	-	-	-	(1,127,992)	(1,127,992)
Repurchase of common stock - debt	-	-	-	(140,008)	(140,008)
Purchase of Common Stock	95	-	-	-	95
Net income	-	-	-	176,804	176,804
Balance November 30, 2022	$ 100	$ -	$ -	$ (581,436)	$ (581,336)

QUINCY CASS ASSOCIATES, INCORPORATED

Consolidated Statement of Cash Flows
For the year ended November 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	176,804
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		10,684
PPP Loan forgiveness		(98,375)
Net change in operating lease right-of-use asset/liability		(71,010)
(Increase) decrease in:		
Receivable from clearing broker		(19,857)
Accounts receivable		17,165
Other assets		1,062
Increase (decrease) in:		
Accounts payable and accrued expenses		(1,709)
Commissions payable		(3,466)
Payable to clearing broker		63
Total adjustments		(165,443)
Net cash provided by operating activities		11,361
CASH FLOWS FROM FINANCING ACTIVITIES:		
Due to related party		140,008
Due to related party - repayment		(35,002)
Stock purchase		95
Stock Repurchase		(374,594)
Net cash used for financing activities		(269,493)
Decrease in cash and cash equivalents		(258,132)
Cash and cash equivalents - beginning of period		771,635
Cash and cash equivalents - end of period	$	513,503
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	17,920
Supplemental information:		
Right of use asset - office lease	$	425,579
Subordinated loan	$	1,127,992

The accompanying notes are an integral part of these financial statements

QUINCY CASS ASSOCIATES, INCORPORATED

Consolidated Statement of Subordinated Borrowings
For the year ended November 30, 2022

Subordinated Borrowings at December 1, 2021	$ -
Increases:	
Issuance of subordinated notes	1,127,992
Decreases:	-
Subordinated Borrowings at November 30, 2022	$ 1,127,992

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Quincy Cass Associates, Incorporated (the "Company") conducts business processing broker-dealer transactions on a fully disclosed basis, investment management of customers' accounts, and operational management of various real estate projects.

Summary of significant accounting policies

The presentation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The company includes money market accounts as cash equivalents.

Fixed assets are recorded at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Fixed assets are depreciated by the straight-line method over their estimated useful lives which range from five to seven years.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

There are no levels to measure at November 30, 2022.

Consolidation and Revenue Recognition

The consolidated financial statements include the results of operations, account balances and cash flows of the Company and its wholly-owned subsidiaries, QCA Management Company, Inc. and QCA Capital Management, Inc. All material inter-company balances have been eliminated. Securities transactions are recorded on a trade date basis with the related commission revenues and expenses also recorded on a trade date basis.

Income Taxes

The Company files a consolidated tax return with its subsidiaries on an accrual basis. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes, when material. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each tax year. The measurement of unrecognized tax benefits is adjusted when new information becomes available.

The Company is subject to audit by the taxing agencies for years ending November 30, 2019, 2020 and 2021.

Note 2: ASC 606 REVENUE RECOGNITION

1. Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Note 2: ASC 606 REVENUE RECOGNITION (Continued)

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40 Act companies and networking fees from '40 Act companies.

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Note 2: DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has entered into a clearing agreement with National Financial Services, who carries the accounts of the customers of the Company. The Company has deposited $50,000 with its clearing firm as security for its transactions with them. The balance at November 30, 2022 was $50,000.

Note 3: EQUIPMENT, NET

Fixed Assets as of November 30, 2022 consist of the following:

Fixed Assets	$ 111,662
Less accumulated depreciation	(104,472)
	$ 7,190

Depreciation expense for the year ended November 30, 2022 was $10,684.

Note 4: INCOME TAXES

The income tax provision at November 30, 2022 consists of the following:

Federal	$ 22,439
California	10,981
Total Income Tax Expense	$ 33,420

Note 5: SUBORDINATED BORROWINGS

The Company had a subordinated note of $1,127,992 outstanding at November 30, 2022. Payments on the note begin July 13, 2023. The note bears interest of 2% per annum with a maturity date of April 13, 2032. The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company has an operating lease covering its Los Angeles office through October 31, 2025 that was last amended in July 2021.

Minimum future rental commitments are:

Year Ending	Amount
November 30, 2023	$ 192,983
November 30, 2024	$ 199,757
November 30, 2025	$ 189,181
	$ 581,921

Rent expense for the year ended November 30, 2022 was $168,886

The Company recognizes and records its operating lease in accordance with FASB ASC 842, *Lease Accounting Standard.* Under the guidance, the Company recorded the operating lease at its net present value of $425,579 using a seven percent rate. The $425,579 is reflected on the balance sheet as a right-of-use asset, which was amended during the year ended November 30, 2022 to reflect additional free rent of $34,560.

In addition, during the year ended November 30, 2022, the Company was not engaged in any litigation and there were no open matters at year end.

Note 7: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2022 the Company had net capital of $348,743, which was $248,743 in excess of its required net capital of $100,000, and the Company's ratio of aggregate indebtedness of $237,615 to net capital was 0.68 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 9: RETIREMENT PLAN

The Company sponsors a Simple IRA Plan covering certain employees. Contributions to the plan are made by both the Company and the employees. For the fiscal year ended November 30, 2022 the Company's expense was $16,710.

Note 10: PAYCHECK PROTECTION PROGRAM

On February 10, 2021, the Company was granted a loan in the aggregate amount of $98,375, pursuant to the Paycheck Protection Program (PPP Loan) under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") administered by the U.S. Small Business administration. The PPP Loan is unsecured and has an interest rate of 1.00% per annum and is subject to the terms and conditions applicable to loans administered by the U.S. Small Business Administration under the CARES Act. On December 9, 2021, the Company was granted forgiveness for this PPP Loan.

Note 11: CHANGE IN COMPANY OWNERSHIP

On July 20, 2022, FINRA approved the change of ownership for the Company to recapitalize its balance sheet by allowing it to repurchase shares of Class A & Class B stock at fair market value. This repurchase left the former CEO's widow as a 5% owner. The Company then allowed three existing employees to purchase newly issued shares in order to recapitalize the firm and to allow it to continue as an ongoing business. This transaction was completed in conjunction with the subordinated borrowing discussed in Note 5.

Note 12: RELATED PARTIES

At November 30, 2022, the Company owed a related party $105,006.

Note 13: SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end of November 30, 2022 through January 9, 2023, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

QUINCY CASS ASSOCIATES, INCORPORATED
Statement of Net Capital
Schedule I
For the year ended November 30, 2022

		November 30, 2022
Stockholders' equity November 30, 2022	$	(581,336)
Add - Liabilities subordinated to claims of general creditors		1,127,992
Add - Other deductions or allowable credits		56,383
Total capital		603,039
Subtract - Non allowable assets:		
Equipment, net		7,190
Investment in subsidiaries		229,349
Other assets		8,892
Tentative net capital		357,608
Haircuts		8,865
NET CAPITAL		348,743
Minimum net capital		100,000
Excess net capital	$	248,743
Aggregate indebtedness		237,615
Ratio of aggregate indebtedness to net capital		68%

Statement Pursuant to Rule 17a-5(d)(2)(iii)

A reconciliation with the Company's computation of net capital as reported was not included as there are no material differences between the Company's computation of net capital included in its unaudited Form X17A-5 Part IIA and the computation contained herein.

QUINCY CASS ASSOCIATES, INCORPORATED

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
November 30, 2022

The Company is exempt from the Reserve Requirement computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
November 30, 2022

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of Quincy Cass Associates, Incorporated ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

<u>Identified Exemption Provision:</u>

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(2)(ii)* – All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

<u>Statement Regarding Meeting Exemption Provision:</u>

The Company met the identified exemption provision without exception throughout the fiscal year ended November 30, 2022.

Quincy Cass Associates, Incorporated

By: Mark C Minichiello

MARK C. MINICHIELLO
(Name)

C.E.O.
(Title)

1/9/2023
(Date)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Quincy Cass Associates, Incorporated
Los Angeles, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Quincy Cass Associates, Incorporated, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Quincy Cass Associates, Incorporated claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Quincy Cass Associates, Incorporated, stated that Quincy Cass Associates, Incorporated, met the identified exemption provision throughout the most recent fiscal year without exception. Quincy Cass Associates, Incorporated's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Quincy Cass Associates, Incorporated's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 9, 2023

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 11/30/22
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-5743 FINRA NOV 1/1/1936
QUINCY CASS ASSOCIATES, INC.
11111 SANTA MONICA BLVD STE 1650
LOS ANGELES, CA 90025-3348

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,054

B. Less payment made with SIPC-6 filed (exclude interest) (1,032)
6/22/22
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 1,022

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,022

G. PAYMENT: √ the box
Check mailed to P.O. Box [√] Funds Wired [ ] ACH [ ]
Total (must be same as F above) $ 1,022

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

QUINCY CASS ASSOCIATES, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 19th day of December, 2022.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 12/1/21
and ending 11/30/22

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,522,882
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	49,644
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): REVENUE NOT RELATED TO SECURITIES BUSINESS (Deductions in excess of $100,000 require documentation)	99,616
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 4,555	
Enter the greater of line (i) or (ii)	4,555
Total deductions	153,815
2d. SIPC Net Operating Revenues	$ 1,369,067
2e. General Assessment @ .0015	$ 2,054 (to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Quincy Cass Associates, Incorporated
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Quincy Cass Associates, Incorporated and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Quincy Cass Associates, Incorporated the ("Company") for the year ended November 30, 2022, solely to assist you and SIPC in evaluating Quincy Cass Associates, Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended November 30, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended November 30, 2022 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any payment (overpayment) applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 9, 2023